JACK D. KELLEY



Filing Type:
SC 13D
Description:
General Statement of Beneficial
Ownership
Filing Date:
March 22, 2001
Period End:
N/A


Primary Exchange:
N/A
Ticker:
N/A



Table of Contents





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SC 13D OTHERDOC


 Table1	2














                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        	   Care Concepts, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer



                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                          Title of Class of Securities



                                   141637 30
--------------------------------------------------------------------------------
                                  CUSIP Number


                                   Jack D. Kelley
                               3118 West Thomas Road
                             Suite 708 Phoenix AZ 85017
                                 (602) 415-6538
--------------------------------------------------------------------------------
     Name, Address, Telephone Number of Person Authorized to Receive Notices
                               and Communications


                                February 5, 2001
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





CUSIP No.  141637 30 6
           ---------------------------------------------------------------------

1.       Names of Reporting Person:  Jack D. Kelley

         I.R.S. Identification Nos. of above persons (entities only):
               Not Applicable

2.       Check the Appropriate Box if a member of a Group*

         (a)    [ ]

         (b)    [ ]

3.       SEC Use Only
                       ---------------------------------------------------------

4.       Source of Funds*  PF, WC, OO
                           -----------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     -----------------------------------------------------------

6.       Citizenship or Place of Organization   U.S. Citizenship
                                                --------------------------------


         Number of Shares       7.     Sole Voting Power   3,631,225
                                                          ----------------------

        Beneficially owned      8.     Shared Voting Power
                                                           ---------------------

        by each Reporting       9.     Sole Dispositive Power 3,631,225
                                                              ------------------

        Person With             10.    Shared Dispositive Power
                                                                ----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 3,631,225
                                                                       ---------

12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         Not Applicable
         -----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11 48.4%
                                                           ---------------------

14.      Type of Reporting Persons*  IN
                                     -------------------------------------------



--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




Item 1.  SECURITY AND ISSUER:


This statement relates to the common stock, $0.001 par value, of Care
         Concepts, Inc. (the "Company").

         The principal executive offices of the Company are located at 26 West Dry Creek Circle, Suite 600 Littleton Colorado 80120

item 2.  IDENTITY AND BACKGROUND:

         This Schedule 13D is being filed by Jack D. Kelley, an individual:

         (a)      Jack D. Kelley

         (b)      3118 West Thomas Road Suite 708, Phoenix Arizona 85017

         (c)      Mr. Kelley is a business consultant.

         (d) During the last five years, Mr. Kelley has not been convicted ina criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(6) Mr. Kelley is a citizen of the U.S.A.

Item 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Jack D. Kelley, by an individual investment of approximately of $25,000 of personal funds purchased 7,500 shares of common stock. Further, Mr. Kelley personally received 3,623,725 shares of common stock in settlement of all claims for amounts due Mr.Kelley by the company.


                                       2


Item 4   PURPOSE OF TRANSACTION:

         Mr. Kelley's acquisition of the common shares is for investment purposes, but he reserves the option to increase his holdings and to seek to influence and/or control the Company if circumstances warrant.


         Mr. Kelley currently has no plans or proposals which relate to or would result in:

         (a) the acquisition or disposition by any person of securities of the Company;
         (b) an extraordinary corporate transaction involving the Company;
         (c) a sale or transfer of a material amount of assets of the Company;
         (d) any material change in the present capitalization or dividend policy of the Company although the Company have proposed to its shareholders to increase its authorized shares of common stock to 30,000,000 shares and to increase its authorized shares of preferred stock to 5,000,000 shares;

         (e) any other material change in the Company's business or corporate structure;
         (f) changes in the Company's charter or bylaws or other actions which would impede the acquisition of control of the Company by any other person;

         (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (h) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (i)      any action similar to those enumerated above.

Item 5   INTEREST IN SECURITIES OF THE ISSUER:

     (a) Mr. Kelley beneficially owns 3,631,225 common shares or about 48.4% of the outstanding common shares of the Company.

     (b) Mr. Kelley has the sole power to vote or to direct the vote and be sole power to dispose or to direct the disposition of such shares

     (c) On February 5, 2001 Mr. Kelley received 3,623,725 shares of common stock in settlement of all claims for amounts due to him by the Company

     (d) None known

     (e) Not Applicable

Item 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
	 RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER:

         None

Item 7   MATERIAL TO BE FILED AS EXHIBIT:

         The following materials are filed as exhibits:

         Proxy Statement filed on February 23, 2001 is incorporated by reference.



                                       3



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: March 22, 2001                             /s/ Jack D. Kelley
                                                     ------------------------
                                                     Name: Jack D. Kelley







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Data provided by EDGAR Online, Inc. (http://www.FreeEDGAR.com)
JACK KELLEY ? SC 13D ?  General Statement of Beneficial
Ownership
Date Filed: 3/22/01



Data provided by EDGAR Online, Inc. (http://www.FreeEDGAR.com)

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